Exhibit 12(b)

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2008	2007	2006	2005	2004

FIXED CHARGES
Interest expense	$160.1	$199.0	$163.9	$101.2	$67.9
Facility and equipment rental	2.3	2.1	2.0	1.9	1.9

TOTAL FIXED CHARGES	$162.4	$201.1	$165.9	$103.1	$69.8

EARNINGS
Income before taxes	$71.6	$133.4	$136.3	$120.0	$111.4
Depreciation	107.5	90.3	79.2	68.3	46.5
	179.1	223.7	215.5	188.3	157.9

FIXED CHARGES	162.4	201.1	165.9	103.1	69.8

EARNINGS AS DEFINED	$341.5	$424.8	$381.4	$291.4	$227.7

RATIO OF EARNINGS TO FIXED CHARGES	2.10x	2.11x	2.30x	2.83x	3.26x